FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in China as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer

05 December 2019 07:00 GMT

Lynparza approved in China as a 1st-line maintenance
therapy in BRCA-mutated advanced ovarian cancer

AstraZeneca and MSD's Lynparza reduced the risk of disease progression or death by 70% in BRCAm advanced ovarian cancer after response to 1st-
line platinum-based chemotherapy

Only PARP inhibitor approved in this setting in China

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that the companies have received marketing authorisation from China's National Medical Products Administration (NMPA) for Lynparza (olaparib) as a 1st-line maintenance treatment of adult patients with newly diagnosed advanced germline or somatic BRCA mutated (gBRCAm or sBRCAm) epithelial ovarian, fallopian tube or primary peritoneal cancer who are in complete or partial response to 1st-line platinum-based chemotherapy.

The approval in China is based on the results from the Phase III SOLO-1 trial, which were published in The New England Journal of Medicine. Results showed that Lynparza significantly reduced the risk of disease progression or death by 70% (equal to a hazard ratio of 0.30) vs. placebo in women with BRCAm advanced ovarian cancer following response to platinum-based chemotherapy. Of those women receiving Lynparza, 60% remained progression-free at three years vs. 27% of women receiving placebo.

For newly diagnosed advanced ovarian cancer patients, the primary aim of treatment is to delay progression of the disease for as long as possible, with the intent of achieving complete remission or cure. Of women diagnosed with ovarian cancer, 15% have a germline (inherited) mutation and 7% have a somatic (acquired) mutation in their BRCA1/2 genes.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This approval marks a new era for women with BRCA-mutated advanced ovarian cancer in China, where the prevalence of BRCA mutations in advanced disease is higher than the international average. Currently, 70% of women relapse within three years of initial treatment, representing the highest reoccurrence rate among gynaecological cancers worldwide. The progression-free survival benefit of Lynparza observed in SOLO-1 is a significant step towards helping these women achieve long-term remission."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Today's approval of Lynparza reinforces the importance of patients knowing their BRCA mutation status at diagnosis. We are proud to provide a new option for the treatment of this devastating disease in China, and we will continue to collaborate with the Chinese government and healthcare organisations to provide Lynparza to patients who need it as quickly as possible."

Lynparza is the first PARP inhibitor approved in China for 1st-line maintenance in BRCAm advanced ovarian cancer. AstraZeneca and MSD are exploring additional trials in ovarian cancer and recently announced positive results from the Phase III PAOLA-1 trial, which tested Lynparza in combination with bevacizumab as a 1st-line maintenance treatment for women with newly-diagnosed advanced ovarian cancer, regardless of their biomarker status or surgical outcome.

About SOLO-1
SOLO-1 was a Phase III, randomised, double-blinded, placebo-controlled, multi-centre trial to evaluate the efficacy and safety of Lynparza tablets (300mg twice daily) as a maintenance monotherapy compared with placebo in patients with BRCAm advanced ovarian cancer following 1st-line platinum-based chemotherapy. The trial randomised 391 patients with a deleterious or suspected deleterious germline or somatic BRCA1 or BRCA2 mutation who were in clinical complete or partial response following platinum-based chemotherapy.

Patients were randomised (2:1) to receive Lynparza or placebo for up to two years or until disease progression. Patients who had a partial response at two years were permitted to stay on therapy at the investigator's discretion. The primary endpoint was progression-free survival (PFS) and key secondary endpoints included time to second disease progression or death, time to first subsequent treatment and overall survival.

Summary of PFSi,ii
	Lynparza (n=260)	Placebo (n=131)
Number of patients with event (%)iii	102 (39)	96 (73)
Median PFS (in months)	Not reached	13.8
Hazard ratio (95% CI)	0.30 (0.23-0.41)
P-value	p<0.001
i Investigator-assessed.
ii Median (interquartile range) duration of follow-up 40.7 months (34.9-42.9) for Lynparza and 41.2 months (32.2-41.6) for placebo.
iii Analysis was done at 50.6% maturity.

The SOLO-1 safety profile was in line with that observed in prior clinical trials, and with no detriment to quality of life. The most common adverse events (AEs) ≥ 20% were nausea (77%), fatigue (63%), vomiting (40%), anaemia (39%) and diarrhoea (34%). The most common ≥ Grade 3 AEs were anaemia (22%) and neutropenia (9%). Some 71% of patients on Lynparza remained on the recommended starting dose. Additionally, 88% of patients on Lynparza continued treatment without an AE-related discontinuation.

The data were presented on 21 October 2018, at the Presidential Symposium of the European Society of Medical Oncology (ESMO) 2018 Congress in Munich, Germany.

About ovarian cancer
Ovarian cancer is the eighth most common cause of death from cancer in women worldwide. In 2018, there were nearly 300,000 new cases diagnosed and around 185,000 deaths.1 China has the highest prevalence of ovarian cancer globally, with more than 52,000 new cases diagnosed in 2018 and approximately 30,886 deaths.1,2 Most women are diagnosed with advanced (Stage III or IV) ovarian cancer and have a five-year survival rate of approximately 30%.3 Of women diagnosed with ovarian cancer, 15% have a germline mutation and 7% have a somatic mutation in their BRCA1/2 genes.4,5 For newly-diagnosed advanced ovarian cancer, the primary aim of treatment is to delay progression of the disease for as long as possible with the intent of achieving complete remission or cure.6,7,8,9

About BRCA mutations
BRCA1 and BRCA2 (breast cancer susceptibility genes 1/2) are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer such as breast and ovarian cancer.10

About Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in 65 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer, regardless of BRCA status. It is approved in the US, the EU, Japan and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in 44 countries, including the US and Japan, for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. Regulatory reviews are underway in other jurisdictions for ovarian, breast and pancreatic cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for advanced ovarian cancer and metastatic breast cancer and has been used in over 25,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About the AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as one of AstraZeneca's four Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
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Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal), ESG	+44 203 749 5716
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Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. Worldovariancancercoalition.org. (2019). THE WORLD OVARIAN CANCER COALITION ATLAS. Available at: https://worldovariancancercoalition.org/wp-content/uploads/2018/10/THE-WORLD-OVARIAN-CANCER-COALITION-ATLAS-2018.pdf [Accessed October 2019].
2. The World Health Organization. IARC. Globocan 2018. Available at: http://gco.iarc.fr/ [Accessed August 2019].
3. National Cancer Institute. (2019). Cancer Stat Facts: Ovarian Cancer Available at: https://seer.cancer.gov/statfacts/html/ovary.html [Accessed August 2019].
4. Neff, R., Senter, L. and Salani, R. (2017). BRCA mutation in ovarian cancer: testing, implications and treatment considerations. Therapeutic Advances in Medical Oncology, 9(8), pp.519-531.
5. Bonadio, R., Fogace, R., Miranda, V. and Diz, M. (2018). Homologous recombination deficiency in ovarian cancer: a review of its epidemiology and management. Clinics, 73(Suppl 1).
6. Moore K et al. Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. resented at ESMO October 2018. Available at https://www.ncbi.nlm.nih.gov/pubmed/30345884.
7. Raja, F. A., Chopra, N. & Ledermann, J. A. 2012. Optimal first-line treatment in ovarian cancer. Ann. Oncol. Off. J. Eur. Soc. Med. Oncol. 23 Suppl 10, x118-127.
8. NHS Choices, Ovarian Cancer Available at: https://www.nhs.uk/conditions/ovarian-cancer/treatment/ [Accessed August 2019].
9. Ledermann.et al. 2013. Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice for diagnosis, treatment and follow-up. Annals of Oncology, 24(suppl 6), pp.vi24-vi32.
10. National Cancer Institute. (2018). BRCA Mutations: Cancer Risk and Genetic Testing. Available at: https://www.cancer.gov/about-cancer/causes-prevention/genetics/brca-fact-sheet [Accessed October 2019].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary